-------------                   U.S. SECURITIES AND EXCHANGE COMMISSION                          -----------------------------------
   FORM 3                               WASHINGTON, D.C.  20549                                              OMB APPROVAL
-------------                                                                                    -----------------------------------
                         INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                    OMB Number: 3235-0104
                                                                                                    Expires: December 31, 2001
                        Filed pursuant to Section 16(a) of the Securities Exchange                  Estimated average burden hours
                            Act of 1934, Section  17(a) of the Public Utility                       per response: 0.5
                           Holding Company Act of 1935 or Section 30(f) of the                   -----------------------------------
                                     Investment Company Act of 1940


(Print Or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of          2. Date of Event       4. Issuer name and Ticker
   Reporting Person(*)             Requiring              or Trading Symbol
                                   Statement              Vsource, Inc.
   BAPEF Investments XII Ltd.      (Month/Day/Year)       Nasdaq Trading Symbol: VSRC
                                       12/18/01
------------------------------------------------------------------------------------------------------------------------------------
   POB 13-15                    3. IRS or Social       5. Relationship of Reporting              6. If Amendment, Date of
   Victoria Road                   Security Number        Person(s) to Issuer                       Original (Month/Day/Year)
            (Street)               of Reporting             (Check all applicable)
                                   Person (Voluntary)          Director       X  10% Owner
                                                          ----               ---

                                                               Officer (give     Other (specify  7. Individual or Joint/Group
-------------------------------                           ----               ---                    Filing (Check Applicable
   St. Peter Port, Guernsey                                    title below)      below)             Line)
   GY1 3ZD, Channel Islands                                                                             Form filed by One
                                                                                                    ---
   (City)   (State)   (Zip)                                                                             Reporting Person
                                                                                                     X  Form filed by More Than
                                                                                                    ---
                                                                                                        One Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                                                       TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Amount of Securities    3. Ownership Form:               4. Nature of Indirect Beneficial
   (Instr. 4)                         Beneficially owned         Direct (D) or Indirect (I)       Ownership (Instr. 5)
                                      (Instr. 4)                 (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par                             (1)                          (1)                                (1)
value $0.01 per share
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities owned directly or indirectly.                                (Over)
(*)  If the form is filed by more than one reporting person, (see) Instruction 5(b)(v).                              SEC 1473 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 3 (CONTINUED)         TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
                                                          CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative     2. Date Exercisable        3. Title and Amount of    4. Conversion or   5. Ownership Form   6. Nature of
   Security                   and Expiration Date        Securities                Exercise Price     of Derivative       Indirect
   (Instr. 4)                 (Month/Day/Year)           Underlying                of Derivative      Security:           Beneficial
                                                         Derivative Security                                              Ownership
                                                         (Instr. 4)                                                       (Instr. 5)
                           ----------------------------------------------------
                              Date         Expiration      Title     Amount        Security            Direct (D) or
                              Exercisable  Date                      or Number                         Indirect (I)
                                                                     of Shares                         (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Series A Convertible             (2)          (2)      - Series 3-A     (2)             (2)                (2)               (2)
  Promissory Note                                        Preferred
  (in the principal                                      Stock(2)
  amount of US$1
  million)(2)                                          - Common
                                                         Stock
                                                         (underlying
                                                         Series 3-A
                                                         Preferred
                                                         Stock)(2)
------------------------------------------------------------------------------------------------------------------------------------
Exchangeable Promissory          (3)          (3)      - Series A       (3)             (3)                (3)               (3)
  Note (in the principal                                 Convertible
  amount of US$2,050,000)(3)                             Promissory
                                                         Note(3)

                                                       - Series 3-A
                                                         Preferred
                                                         Stock
                                                         (underlying
                                                         Series A
                                                         Convertible
                                                         Promissory
                                                         Note)(3)

                                                       - Common
                                                         Stock
                                                         (underlying
                                                         Series 3-A
                                                         Preferred
                                                         Stock)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Purchase            (4)             (4)   - Common         (4)             (4)                (4)               (4)
  Warrant(4)                                             Stock(4)
------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

See Attached Pages

***Intentional misstatements or omissions of facts                      (see Attached Pages)                     December 19, 2001
constitute Federal Criminal Violations.                          -----------------------------------           ---------------------
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                          **Signature of Reporting Person                      Date


Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient,
See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                 ATTACHED PAGES


Item 1:   BAPEF Investments XII, Ltd.
          P.O. Box 13-15, Victoria Road
          St.  Peter Port, Guernsey GY1 3ZD, Channel Islands

Item 2: 12/18/2001

Item 4: Vsource, Inc. (VSRC)
--------------------------------------------------------------------------------

Instruction 5(b)(v) list of other Reporting Persons:

     This statement is being filed by BAPEF Investments XII, Ltd. ("BAPEF XII"), Baring Asia Private Equity Fund LP1 ("LP1"), Baring Asia Private Equity Funds LP2 ("LP2"), Baring Baring Asia Private Equity Funds LP3 ("LP3"), Baring Asia Private Equity Funds LP4 ("LP4"), BAPEF Co-Investment LP ("Co-Investment" and, together with LP1, LP2, LP3 and LP4 the "Investors"), BAPEF Advisers LP ("BAPEF Advisers") and Baring Asia (GP) Limited ("Baring Asia" and, together with BAPEF XII, the Investors and BAPEF Advisers, the "Filing Persons"). The principal business office for each filing person is P.O. Box 13-15, Victoria Road, St. Peter Port, Guernsey GY1 3ZD, Channel Islands.

Notes:


(1)  COMMON STOCK.

     As of December 18, 2001, BAPEF XII owns beneficially and directly 2,839,558 shares of Common Stock in Vsource, Inc. ("Vsource").

     LP1 directly owns approximately 12.3% of BAPEF XII and may therefore be deemed to own beneficially and indirectly 349,127 shares of Common Stock. LP1 disclaims beneficial ownership of the securities reported herein.

     LP2 directly owns approximately 58.1% of BAPEF XII and may therefore be deemed to own beneficially and indirectly 1,648,806 shares of Common Stock. LP2 disclaims beneficial ownership of the securities reported herein.

     LP3 directly owns approximately 16.4% of BAPEF XII and may therefore be deemed to own beneficially and indirectly 465,500 shares of Common Stock. LP3 disclaims beneficial ownership of the securities reported herein.

     LP4 directly owns approximately 12.5% of BAPEF XII and may therefore be deemed to own beneficially and indirectly 354,246 shares of Common Stock. LP4 disclaims beneficial ownership of the securities reported herein.

     Co-Investment directly owns approximately 0.8% of BAPEF XII and may therefore be deemed to own beneficially and indirectly 21,879 shares of Common Stock. Co-Investment disclaims beneficial ownership of the securities reported herein.

     BAPEF Advisers is the general partner of each of the Investors and may therefore be deemed to own beneficially and indirectly in the aggregate 2,839,558 shares of Common Stock through the Investors' holdings in BAPEF XII, which directly owns 2,839,558 shares of Common Stock. BAPEF Advisers disclaims beneficial ownership of the securities reported herein.

     Baring Asia is the general partner of BAPEF Advisers, which is general partner of each of the Investors and may therefore be deemed to own beneficially and indirectly in the aggregate 2,839,558 shares of Common Stock through the Investors' holdings in BAPEF XII, which directly owns 2,839,558 shares of Common Stock. Baring Asia disclaims beneficial ownership of the securities reported herein.


(2)  SERIES A CONVERTIBLE PROMISSORY NOTES ("SERIES A NOTES").

     As of the date of this Form 3, BAPEF XII owns beneficially and directly a Series A Convertible Promissory Note (the "BAPEF XII Series A Note") in the principal amount of US$1,000,000, issued by Vsource on June 25, 2001.

     The Series A Notes bear interest at 10.0% per annum, compounded quarterly, and mature on June 23, 2003. At any time, BAPEF XII may elect to convert the BAPEF XII Series A Note into a number of shares of Series 3-A Preferred Stock determined by dividing the outstanding principal and interest on the BAPEF XII Series A Note by US$60. Additionally, all Series A Notes can be automatically so converted upon election of the holders of Series A Convertible Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Convertible Notes. The US$60 conversion price described above is subject to customary adjustment in the event of stock splits, dividends, recapitalizations and the like.

     By way of example, if BAPEF XII had elected to convert the BAPEF XII Series A Note on June 25, 2001, BAPEF XII would receive approximately 16,667 shares of Series 3-A Preferred Stock.

     SERIES 3-A PREFERRED STOCK. The Series 3-A Preferred Stock to be issued upon conversion of a Series A Note will have the following characteristics:

     In the event that the Conversion Conditions, as defined below, are not satisfied prior to February 15, 2002, or the Conversion Conditions fail to be satisfied at any time after February 15, 2002, then at any time after June 30, 2002, Vsource shall have the right to redeem all shares of Series 3-A Preferred Stock then outstanding at a price per share equal to the Redemption Amount, as defined below. If at any time after February 15, 2002, the Conversion Conditions are not satisfied, then at any time on or after the earlier of June 30, 2002 or a bankruptcy event involving Vsource, each holder of the Series 3-A Preferred Stock may require Vsource to redeem all or any portion of such holder's shares of Series 3-A Preferred Stock at a price per share equal to the Redemption Amount. The "Conversion Conditions" are that either (i) there is an effective amendment to the Vsource's certificate of incorporation increasing the authorized shares of Common Stock of the Issuer to at least 200 million shares and that Vsource stockholders have approved the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; or
(ii) Vsource has not decided to seek such approval and Vsource has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of Vsource's securities are then listed, if any. The "Redemption Amount" with respect to a share of Series 3-A Preferred Stock means an amount in cash equal to the greater of (i) three times (3x) the sum of US$60 (as adjusted for stock splits, stock dividends and the like) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock; and (ii) the fair market value of the Common Stock into which such share of Series 3-A Preferred Stock would be convertible (regardless of any limitations or conditions upon conversion), provided that such fair market value for purposes of determining the redemption amount shall not exceed US$0.35 per share of Common Stock (as adjusted stock splits, stock dividends and similar transactions).

     CONVERSION INTO COMMON STOCK. Subject to the Conversion Conditions, each share of Series 3-A Preferred Stock is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of US$60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by US$0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Convertible Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 3-A Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by Vsource below the conversion price of the shares of Series 3-A Preferred Stock.

     By way of example, assuming (i) BAPEF XII had elected to convert the BAPEF XII Series A Note on June 25, 2001 and received approximately 16,667 shares of Series 3-A Preferred Stock and (ii) the Conversion Conditions were satisfied and
(iii) the conversion factor was set at US$0.10, BAPEF XII would receive approximately 10,000,000 shares of Common Stock as of June 25, 2001.

     SERIES A NOTES AND UNDERLYING SERIES 3-A PREFERRED STOCK AND COMMON STOCK BENEFICIALLY OWNED.

     As reported above, BAPEF XII owns beneficially and directly the BAPEF XII Series A Note in the principal amount of US$1,000,000 as of the date of this Form 3 and may therefore be deemed to own, as of June 25, 2001, (a) beneficially, through the current convertibility of the BAPEF XII Series A Note, approximately 16,667 shares of Series 3-A Preferred Stock and (b) beneficially, and through the convertibility of the Series 3-A Preferred Stock, approximately 10,000,000 shares of Common Stock.

     LP1 directly owns approximately 12.3% of BAPEF XII and may therefore be deemed to own, as of June 25, 2001, (a) beneficially and indirectly approximately 12.3% of the BAPEF XII Series A Note, (b) beneficially, through the current convertibility of the BAPEF XII Series A Note, approximately 2,049 shares of Series 3-A Preferred Stock and (c) beneficially, through the convertibility of the Series 3-A Preferred Stock, approximately 1,229,510 shares of Common Stock. LP1 disclaims beneficial ownership of the securities reported herein.

     LP2 directly owns approximately 58.1% of BAPEF XII and may therefore be deemed to own, as of June 25, 2001, (a) beneficially and indirectly approximately 58.1% of the BAPEF XII Series A Note, (b) beneficially, through the current convertibility of the BAPEF XII Series A Note, approximately 9,678 shares of Series 3-A Preferred Stock and (c) beneficially, through the convertibility of the Series 3-A Preferred Stock, approximately 5,806,560 shares of Common Stock. LP2 disclaims beneficial ownership of the securities reported herein.

     LP3 directly owns approximately 16.4% of BAPEF XII and may therefore be deemed to own, as of June 25, 2001 (a) beneficially and indirectly approximately 16.4% of the BAPEF XII Series A Note, (b) beneficially, through the current convertibility of the BAPEF XII Series A Note, approximately 2,732 shares of Series 3-A Preferred Stock and (c) beneficially, through the convertibility of the Series 3-A Preferred Stock, approximately 1,639,340 shares of Common Stock. LP3 disclaims beneficial ownership of the securities reported herein.

     LP4 directly owns approximately 12.5% of BAPEF XII and may therefore be deemed to own, as of June 25, 2001 (a) beneficially and indirectly approximately 12.5% of the BAPEF XII Series A Note, (b) beneficially, through the current convertibility of the BAPEF XII Series A Note, approximately 2,079 shares of Series 3-A Preferred Stock and (c) beneficially, through the convertibility of the Series 3-A Preferred Stock, approximately 1,247,540 shares of Common Stock. LP4 disclaims beneficial ownership of the securities reported herein.

     Co-Investment directly owns approximately 0.8% of BAPEF XII and may therefore be deemed to own, as of June 25, 2001 (a) beneficially and indirectly approximately 0.8% of the BAPEF XII Series A Note, (b) beneficially, through the current convertibility of the BAPEF XII Series A Note, approximately 128 shares of Series 3-A Preferred Stock and (c) beneficially, through the convertibility of the Series 3-A Preferred Stock, approximately 77,050 shares of Common Stock. Co-Investment disclaims beneficial ownership of the securities reported herein.

     BAPEF Advisers is the general partner of each of the Investors and may therefore be deemed to own, as of June 25, 2001 (a) beneficially and indirectly the BAPEF XII Series A Note, (b) beneficially, through current convertibility of the BAPEF XII Series A Note, approximately 16,667 shares of Series 3-A Preferred Stock and (c) beneficially, through the convertibility of the Series 3-A Preferred Stock, approximately 10,000,000 shares of Common Stock. BAPEF Advisers disclaims beneficial ownership of the securities reported herein.

     Baring Asia is the general partner of BAPEF Advisers, which is general partner of each of the Investors and may therefore be deemed to own, as of June 25, 2001 (a) beneficially and indirectly the BAPEF XII Series A Note, (b) beneficially, through current convertibility of the BAPEF XII Series A Note, approximately 16,667 shares of Series 3-A Preferred Stock and (c) beneficially, through the convertibility of the Series 3-A Preferred Stock approximately 10,000,000 shares of Common Stock. Baring Asia disclaims beneficial ownership of the securities reported herein.


(3)  EXCHANGEABLE PROMISSORY NOTE ("SERIES B NOTES").

     As of the date of this Form 3, BAPEF XII owns beneficially and directly an Exchangeable Promissory Note (the "BAPEF XII Series B Note") in the principal amount of US$2,050,000, issued by Vsource on July 12, 2001.

     The Series B Notes bear interest at 10.0% per annum, compounded quarterly, and matures on June 30, 2003. The Series B Notes will be automatically exchanged, in part, for a Series A Note upon the occurrence of certain events in connection with a letter of credit arrangement with Gateway Manufacturing, Inc. ("Gateway"). Pursuant to certain agreements, Vsource may use the proceeds from the Series B Notes only to (i) post a deposit (the "Deposit") with a commercial bank which will support a letter of credit (the "Letter of Credit") for Gateway Manufacturing, Inc. ("Gateway") under an agreement between Vsource and Gateway, (the "Reseller Agreement"), (ii) otherwise provide certain types of credit support for the benefit of Gateway under the Reseller Agreement or (iii) pay certain fees and expenses relating to the Series B Notes and Warrants, as defined below, the letter of credit for Gateway or other credit support. In the event that the issuer of the Letter of Credit withdraws funds from the Deposit to reimburse a draw on the Letter of Credit, and those funds are not replaced by Vsource within three business days, then a portion of the Series B Note equal to its pro rata portion of the unreimbursed withdrawal will be automatically exchanged for a Series A Note of equal principal amount. The exchanged portion of the Series B Note will then be cancelled. If the BAPEF XII Series B Note is not paid in full on or after February 15, 2002, BAPEF XII may elect to exchange the BAPEF XII Series B Note, in whole or in part, for a Series A Note. Vsource may prepay the Series B Notes, in whole or in part, at any time. The Series B Note must be repaid if and to the extent that: (i) the proceeds from the sale of the Series B Notes and Warrants, as defined below are no longer needed for credit support under the Reseller Agreement with Gateway (including if the Deposit is no longer required as a result of the termination or expiration of the Reseller Agreement); or (ii) Vsource raises more than $6 million as a result of the issuance and sale of Series A Notes for cash or the offering by Vsource of Common Stock by way of a rights offering to its stockholders or sales of Series A Notes.

     The Series A Notes issued upon exchange of Series B Notes will have the same terms as the Series A Notes described above (including the right to convert such notes into Series 3-A Preferred Stock), with the terms and conditions described above.

     By way of example, assuming the BAPEF XII Series B Note was automatically exchanged on July 12, 2001, BAPEF XII might have received a Series A Note in the principal amount of US$2,050,000. Assuming further that BAPEF XII, on July 12, 2001, had elected to convert such Series A Note, BAPEF XII would received approximately 34,167 shares of Series 3-A Preferred Stock. Assuming further that the Conversion Conditions were satisfied on July 12, 2001 and that the conversion factor was set at US$0.10, BAPEF XII would receive approximately 20,500,000 shares of Common Stock.

     SERIES B NOTES AND UNDERLYING SERIES A NOTES, SERIES 3-A PREFERRED STOCK AND COMMON STOCK BENEFICIALLY OWNED.

     As reported above, BAPEF XII owns beneficially and directly the BAPEF XII Series B Note in the principal amount of US$2,050,000 as of the date of this Form 3 and may therefore be deemed to own, as of July 12, 2001, (a) beneficially and indirectly the BAPEF XII Series B Note, (b) beneficially, through the exchangeability of the BAPEF XII Series B Note, a Series A Note in the principal amount of US$2,050,000, (c) beneficially, through the convertibility of such Series A Note, approximately 34,167 shares of Series 3-A Preferred Stock and (d) beneficially through the convertibility of such Series 3-A Preferred Stock, approximately 20,500,000 shares of Common Stock.

     LP1 directly owns approximately 12.3% of BAPEF XII and may therefore be deemed to own, as of July 12, 2001, (a) beneficially and indirectly, approximately 12.3% of the BAPEF XII Series B Note, (b) beneficially, through the exchangeability of the BAPEF XII Series B Note, approximately 12.3% of a Series A Note in the principal amount of US$2,050,000, (c) beneficially, through the convertibility of such Series A Note, approximately 4,201 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 2,520,496 shares of Common Stock. LP1 disclaims beneficial ownership of the securities reported herein.

     LP2 directly owns approximately 58.1% of BAPEF XII and may therefore be deemed to own, as of July 12, 2001, (a) beneficially and indirectly, approximately 58.1% of the BAPEF XII Series B Note, (b) beneficially, through the exchangeability of the BAPEF XII Series B Note, approximately 58.1% of a Series A Note in the principal amount of US$2,050,000, (c) beneficially, through the convertibility of such Series A Note, approximately 19,839 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 11,903,448 shares of Common Stock. LP2 disclaims beneficial ownership of the securities reported herein.

     LP3 directly owns approximately 16.4% of BAPEF XII and may therefore be deemed to own, as of July 12, 2001, (a) beneficially and indirectly, approximately 16.4% of the BAPEF XII

Series B Note, (b) beneficially, through the exchangeability of the BAPEF XII Series B Note, approximately 16.4% of a Series A Note in the principal amount of US$2,050,000, (c) beneficially, through the convertibility of such Series A Note, approximately 5,601 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 3,360,647 shares of Common Stock. LP3 disclaims beneficial ownership of the securities reported herein.

     LP4 directly owns approximately 12.5% of BAPEF XII and may therefore be deemed to own, as of July 12, 2001, (a) beneficially and indirectly, approximately 12.5% of the BAPEF XII Series B Note, (b) beneficially, through the exchangeability of the BAPEF XII Series B Note, approximately 12.5% of a Series A Note in the principal amount of US$2,050,000, (c) beneficially, through the convertibility of such Series A Note, approximately 4,262 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 2,557,457 shares of Common Stock. LP4 disclaims beneficial ownership of the securities reported herein.

     Co-Investment directly owns approximately 0.8% of BAPEF XII and may therefore be deemed to own, as of July 12, 2001, (a) beneficially and indirectly, approximately 0.8% of the BAPEF XII Series B Note, (b) beneficially, through the exchangeability of the BAPEF XII Series B Note, approximately 0.8% of a Series A Note in the principal amount of US$2,050,000, (c) beneficially, through the convertibility of such Series A Note, approximately 263 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 157,953 shares of Common Stock. Co-Investment disclaims beneficial ownership of the securities reported herein.

     BAPEF Advisers is the general partner of each of the Investors and may therefore be deemed to own, as of July 12, 2001, (a) beneficially and indirectly the BAPEF XII Series B Note, (b) beneficially, through the exchangeability of the BAPEF XII Series B Note, a Series A Note in the principal amount of US$2,050,000, (c) beneficially, through the convertibility of such Series A Note, approximately 34,167 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 20,500,000 shares of Common Stock. BAPEF Advisers disclaims beneficial ownership of the securities reported herein.

     Baring Asia is the general partner of BAPEF Advisers, which is general partner of each of the Investors and may therefore be deemed to own, as of July 12, 2001, (a) beneficially and indirectly the BAPEF XII Series B Note, (b) beneficially, through the exchangeability of the BAPEF XII Series B Note, a Series A Note in the principal amount of US$2,050,000, (c) beneficially, through the convertibility of such Series A Note, approximately 34,167 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 20,500,000 shares of Common Stock. Baring Asia disclaims beneficial ownership of the securities reported herein.

(4)  COMMON STOCK PURCHASE WARRANT ("WARRANTS").

     As of the date of this Form 3, BAPEF XII owns beneficially and directly a Warrant giving it the right to purchase an aggregate of 10,250,000 shares of Common Stock (the BAPEF XII Warrant"), which was issued on July 12, 2001, with the terms described below.

     The Warrants have an exercise price of US$0.10 per share of Common Stock (the "Warrant Shares"). The holder of a Warrant may purchase some or all of the Warrant Shares at any time or from time to time until the fifth anniversary after the issuance of the Warrant. The number of Warrant Shares and/or the exercise price per share (i.e., US$0.10.) will be subject to customary adjustments in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or
(e) a sale of shares below US$0.10 per share.

     The conditions for exercise of the Warrants are the same as for the Series 3-A Preferred Stock, as described above, except that the approvals and opinions described shall apply to the shares of Common Stock to be issued on exercise of the Warrants. In the event that the Conversion Conditions are not satisfied prior to February 15, 2002 or the Conversion Conditions fail to be satisfied at any time on or after February 15, 2002, then the holder of the Warrant may, at any time after June 30, 2002, require Vsource to redeem all or any portion of such Warrant for an amount in cash equal to the product of the number of shares of Common Stock into which the Warrant could have been exercised had the Conversion Conditions been met multiplied by the greater of (i) US$0.30 (as adjusted for stock splits, stock dividends and similar transactions); and (ii) the fair market value of a share of Common Stock, provided that such fair market value for purposes of this calculation not exceed $0.35 per share of Common Stock (as adjusted for stock splits, stock dividends and similar transactions).

     By way of example, assuming that as of July 12, 2001 (i) the Conversion Conditions had been satisfied and (ii) BAPEF XII had exercised the BAPEF XII Warrant, BAPEF XII would have received 10,250,000 shares of Common Stock on July 12, 2001.

     WARRANTS AND UNDERLYING COMMON STOCK BENEFICIALLY OWNED.

     As reported above, BAPEF XII owns beneficially and directly the BAPEF XII Warrant as of the date of this Form 3 and may therefore be deemed to own, as of July 12, 2001, beneficially, through the exercise of the BAPEF XII Warrant, 10,250,000 shares of Common Stock.

     LP1 directly owns approximately 12.3% of BAPEF XII and may therefore be deemed to own, as of July 12, 2001 (a) beneficially and indirectly, approximately 12.3% of the BAPEF XII Warrant and (b) beneficially, through the ability to exercise the BAPEF XII Warrant, approximately 1,260,248 shares of Common Stock. LP1 disclaims beneficial ownership of the securities reported herein.

     LP2 directly owns approximately 58.1% of BAPEF XII and may therefore be deemed to own, as of July 12, 2001 (a) beneficially and indirectly, approximately 58.1% of the BAPEF XII

Warrant and (b) beneficially, through the ability to exercise the BAPEF XII Warrant, approximately 5,951,724 shares of Common Stock. LP2 disclaims beneficial ownership of the securities reported herein.

     LP3 directly owns approximately 16.4% of BAPEF XII and may therefore be deemed to own as of July 12, 2001 (a) beneficially and indirectly, approximately 16.4% of the BAPEF XII Warrant and (b) beneficially, through the ability to exercise the BAPEF XII Warrant, approximately 1,680,324 shares of Common Stock. LP3 disclaims beneficial ownership of the securities reported herein.

     LP4 directly owns approximately 12.5% of BAPEF XII and may therefore be deemed to own, as of July 12, 2001 (a) beneficially and indirectly, approximately 12.5% of the BAPEF XII Warrant and (b) beneficially, through the ability to exercise the BAPEF XII Warrant, approximately 1,278,729 shares of Common Stock. LP4 disclaims beneficial ownership of the securities reported herein.

     Co-Investment directly owns approximately 0.8% of BAPEF XII and may therefore be deemed to own, as of July 12, 2001 (a) beneficially and indirectly, approximately 0.8% of the BAPEF XII Warrant and (b) beneficially, through the ability to exercise the BAPEF XII Warrant, approximately 78,976 shares of Common Stock. Co-Investment disclaims beneficial ownership of the securities reported herein.

     BAPEF Advisers is the general partner of each of the Investors and may therefore be deemed to own, as of July 12, 2001, (a) beneficially and indirectly, the BAPEF XII Warrant and (b) beneficially, through the ability to exercise the BAPEF XII Warrant, 10,250,000 shares of Common Stock. BAPEF Advisers disclaims beneficial ownership of the securities reported herein.

     Baring Asia is the general partner of BAPEF Advisers, which is general partner of each of the Investors and may therefore be deemed to own, as of July 12, 2001, (a) beneficially and indirectly, the BAPEF XII Warrant and (b) beneficially, through the ability to exercise the BAPEF XII Warrant, 10,250,000 shares of Common Stock. Baring Asia disclaims beneficial ownership of the securities reported herein.

**Signatures:

     Pursuant to Instruction 5(b)(v) of Form 3, each of the undersigned agree that this Form 3 is jointly filed on behalf of each of them in the capacities set forth below.



BAPEF INVESTMENTS XII, LIMITED                       BARING ASIA PRIVATE EQUITY FUND LP4


By:        /s/ Ms. C A E Helyar                      By:        /s/ Ms. C A E Helyar
   ----------------------------------------             ----------------------------------------------
Name:  Mrs. C A E Helyar                             Name:  Mrs. C A E Helyar
Title: Director                                      Title: Director, Baring Asia (GP) Limited
                                                            As General Partner of BAPEF Advisers LP as
                                                            General Partner of the Baring Asia Private
                                                            Equity Fund LP4



BARING ASIA PRIVATE EQUITY FUND LP1                  BARING ASIA PRIVATE EQUITY FUND
                                                      CO-INVESTMENT LP


By:        /s/ Ms. C A E Helyar                      By:        /s/ Ms. C A E Helyar
   ----------------------------------------             ----------------------------------------------
Name:  Mrs. C A E Helyar                             Name:  Mrs. C A E Helyar
Title: Director, Baring Asia (GP) Limited            Title: Director, Baring Asia (GP) Limited
       As General Partner of BAPEF Advisers                 As General Partner of BAPEF Advisers LP as
       LP as General Partner of the Baring                  General Partner of the Baring Asia Private
       Asia Private Equity Fund LP1                         Equity Co-Investment LP



BARING ASIA PRIVATE EQUITY FUND LP2                  BAPEF ADVISERS LP


By:        /s/ Ms. C A E Helyar                      By:        /s/ Ms. C A E Helyar
   ----------------------------------------             ----------------------------------------------
Name:  Mrs. C A E Helyar                             Name:  Mrs. C A E Helyar
Title: Director, Baring Asia (GP) Limited            Title: Director, Baring Asia (GP) Limited
       as General Partner of BAPEF Advisers                 As General Partner of BAPEF Advisers LP
       LP as General Partner of the Baring
       Asia Private Equity Fund LP2



BARING ASIA PRIVATE EQUITY FUND LP3                  BARING ASIA (GP) LIMITED


By:        /s/ Ms. C A E Helyar                      By:        /s/ Ms. C A E Helyar
   ----------------------------------------             ----------------------------------------------
Name:  Mrs. C A E Helyar                             Name:  Mrs. C A E Helyar
Title: Director, Baring Asia (GP) Limited            Title: Director
       as General Partner of BAPEF Advisers
       LP as General Partner of the Baring
       Asia Private Equity Fund LP3